Exhibit 12

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor
	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
			Year Ended December 31,
			2006	2005	2004	2003
	(millions of dollars, except ratios)
EARNINGS:
Income from continuing operations	$64	$263	$344	$351	$255	$258
Add: Total federal income taxes	31	159	170	174	116	126
Fixed charges (see detail below)	73	251	295	281	287	309

Total earnings	$168	$673	$809	$806	$658	$693

FIXED CHARGES:
Interest expense, excluding capitalized interest	$72	$248	$292	$275	$283	$304
Rentals representative of the interest factor	1	3	3	6	4	5

Total fixed charges	$73	$251	$295	$281	$287	$309

RATIO OF EARNINGS TO FIXED CHARGES	2.30	2.68	2.74	2.87	2.29	2.24